

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

December 8, 2017

Steven Scheinkman
Chief Executive Officer
A. M. Castle & Co.
1420 Kensington Road, Suite 220
Oak Brook, IL 60523

   Re: A. M. Castle & Co.
     Registration Statement on Form S-1
     Filed November 28, 2017
     File No. 333-221785

Dear Mr. Scheinkman:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Sonia Bednarowski at (202) 551-3666 with any questions.

          Sincerely,

          /s/ Justin Dobbie

          Justin Dobbie
          Legal Branch Chief
          Office of Transportation and Leisure

cc: Eric Orsic, Esq.
   McDermott Will & Emery LLP